EXHIBIT 99. (q)

Individual Flexible
Premium Variable Life Insurance Policy

Description of Transfer and Redemption Procedures For Milestone VUL-G
Flexible Premium Variable Life Insurance Policies Issued By
Symetra Life Insurance Company
Pursuant To Rule 6e-3(T)(B)(12)(iii)

This document sets forth administrative procedures followed by Symetra Life Insurance Company ("Symetra" or the "Company") in the issuance of its Milestone VUL-G Individual Flexible Premium Variable Life Insurance Policy or (the "Policy" or "Policies"), the transfer of assets held there under, and the redemption by Policy Owners (“Owners”) of their interests in said Policies.

PURCHASE AND ISSUANCE OF POLICIES

A. Premiums and Underwriting Standards
The following underwriting standards will apply to all Symetra Life Insurance Products for the M Financial Group.

Face Amount	Ages 0-17	Ages 18-40	Ages 41-50	Ages 51-69	Ages 70+
less than $100,000	Tele-Interview	Paramed Exam Urinalysis Full Blood	Paramed Exam Urinalysis Full Blood	Paramed Exam Urinalysis Full Blood	Paramed Exam Urinalysis Full Blood Senior Supplement
$100,000–	Tele-Interview	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$250,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
EKG

Senior Supplement
$250,001–	Tele-Interview	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$1,000,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
EKG

Senior Supplement
$1,000,001–	Contact underwriter	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$5,000,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
EKG
Senior Supplement
Financial Supplement/EIR

Face Amount	Ages 0-17	Ages 18-40	Ages 41-50	Ages 51-69	Ages 70+
$5,000,001–	Contact underwriter	Paramed Exam	Paramed Exam	Paramed Exam	Paramed Exam
$10,000,000		Urinalysis	Urinalysis	Urinalysis	Urinalysis
		Full Blood	Full Blood	Full Blood	Full Blood
		Financial Supplement	EKG	EKG	EKG

			Financial Supplement	Financial Supplement	Senior Supplement
Financial Supplement/EIR
$10,000,001 and above	Contact underwriter	Paramed Exam Urinalysis Full Blood EKG Financial Supplement/IR	Paramed Exam Urinalysis Full Blood EKG Financial Supplement/IR	Paramed Exam Urinalysis Full Blood EKG Financial Supplement/IR	Paramed Exam Urinalysis Full Blood EKG Senior Supplement Financial Supplement/IR
•RX Check ordered for all applicants.
•Additional tests may be required for some applicants.
•Motor Vehicle Records (MVR) required on all applicants.
•For ages 69 and under, the Paramed Exam, Full Blood, Urinalysis and EKG are all valid for up to 12 months after being performed; for ages 70 and above, they are valid for up to 6 months. All applicants ages 70 and over are required to have a paramed administered Senior Supplement.
•For death benefit option C, order requirements for 1.5 times the face amount.
•Applicants in CA, ME and VT must complete an MHI, exam, PM, UA and full blood with every application.

Requirement Definitions

Tele-Interview
A part 2 interview about health history and nicotine use.

Paramed Exam
This exam is completed by a paramedical company and includes a Medical History Interview and Physical Measurements.

Full Blood
A blood sample drawn by a paramedical company from a vein in the arm and tested for a variety of body system functions—kidney, liver, lipids, sugars, as well as HIV. NT proBNP is ordered on most blood profiles over age 50.

Urinalysis
A urine sample taken by a paramedical company and used to test for protein, sugar, nicotine, and drugs of abuse, and may include HIV.

EKG (Electrocardiogram)
Recorded by a paramedical company and is used to study and record the electrical activity of the heart.

Rx Check
A prescription database check.

Senior Supplement
An exam completed by a paramedical company where cognitive questions are asked and mobility tests are performed. Cognitive questions may involve word recall, clock drawings and questions around activities of daily living.

Financial Supplement
Required for $5 million face amounts and above. This may include tax returns covering the past two years, brokerage statements, bank accounts, or real estate assessments. Financial statements may be required on business cases at lower face amounts or other applications with complex financial arrangements. To complete the financial supplement, please submit Symetra form LUC-32 or any supporting financial documentation by a third party.

EIR (Electronic Inspection Report)
An internal automated search completed by one of our vendors, whereby no contact is made to the proposed insured.

IR (Inspection Report)
A telephone interview with the applicant that includes the verification of their medical, employment and financial history.

Exceptions to Above Underwriting Requirements
In some instances, the face amount used to determine underwriting requirements will be larger than the amount on the application. These instances include:

1.In-force life coverage with Symetra that was applied for within the last 12 months:
Take the total of all face amounts.
2. Guaranteed Insurability Option (GIO):
Add the applied for GIO amount to the face amount.
3.Death Benefit Option C:
Multiple 1.5 times the face amount.

Preferred Underwriting Guidelines

	Super Preferred Non-Nicotine	Preferred Non-Nicotine	Standard Plus Non- Nicotine/Preferred Nicotine
Medical History	Standard insurance risk and no history of type I diabetes, cancer or cardiovascular disease
Family History (Disregard family history if the insured is age 70 and over)	No death of parent or sibling prior to age 65 from heart disease, coronary artery disease or cancer	No death of parent or sibling prior to age 60 from heart disease or coronary artery disease
Nicotine Use	No use of nicotine products within 60 months	No use of nicotine products within 36 months	No use of nicotine products within 12 months Preferred Nicotine: Nicotine use OK
Current Exam Results
Blood Profile	Normal	Normal	Normal
	Cholesterol/HDL ratio 4.5	Cholesterol/HDL ratio 5.5	Cholesterol/HDL ratio 6.5
	or less	or less	or less
	TC < 300	TC < 300	TC < 300
Blood Pressure	135/85 max for ages 20-50 and 140/90 max for ages 51+	135/85 max for ages 20-50 and 140/90 max for ages 51+	140/90 max for all ages
Weight	See Height/Weight Chart
Aviation	No private aviation	Available if over 100 solo hours, 750 hours of total flight time, IFR, averages 25-250 hours per year, flies in US and Canada only, ages 70 and under, clean MVR
Alcohol and/or Drug Use	No counseling or treatment ever	No counseling or treatment in past 10 years	No ratable history
Driving	No more than two moving violations in past three years No DWI in ten years		No more than three moving violations No DWI in five years
Other	No motor vehicle racing		N/A

B. Application and Initial Premium Processing
Upon receipt of a completed application, Symetra will follow the following procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. Established underwriting standards are in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as the Insured’s age, health or occupation. Premium is not due until underwriting procedures have been completed. If we receive Premium prior to this time, we will hold the amount in suspense until all new business and underwriting requirements are completed. The Issue Date of the Policy is dependent upon the completion of all new business and underwriting requirements and payment of the initial premium.

C. Premium Allocation & Right To Examine Period
On the Policy application, the Owner designates how premiums under the Policy should be allocated. The Owner may choose to allocate the premiums in one or more of the available Subaccounts and/or the Symetra Fixed Account (LPB Rider is automatically attached, so the owner would not be able to allocate premium to the Symetra Fixed Account at issue, and could only do so later if they drop the LPB rider). The Symetra Fixed Account provides a fixed interest rate guarantee provided by Symetra's general account. See also the “Notice of Cancellation Period” subsection of the “Premiums” section of the prospectus.

D. Lapse Policy

Lapse. If the “Lapse Protection Rider” is no longer active. Your Policy will lapse only if your Net Surrender Value is insufficient to pay Monthly Deductions. We will allow you a 61 day grace period to pay the amount owed. If sufficient payment is not received by the end of the grace period, the Policy will terminate without value (“lapse”). If the Insured dies during the grace period, we will deduct any unpaid deductions and any loans and loan interest due from the death benefits proceeds payable.

E.    Reinstatement
If your Policy Lapses, the Owner may apply to reinstate it at any time within three years of Lapse but before the Maturity Date. A Policy that has been surrendered though cannot be reinstated.

To reinstate your Policy, the Owner must submit to our Administrative Office:

1.    Evidence of insurability satisfactory to the Company;
2.    Premium payments in an amount sufficient to result (along with any loan repayments) in a positive Net Surrender Value; and
3.    Premium payments in an amount sufficient that the resulting Net Premium Payments equal or exceed the amount of the next three monthly deductions.

Upon reinstatement of the Policy, will reinstate any remaining Loan Amount.
The Policy Value of a reinstated Policy is the Policy Value on the date the Policy lapsed plus the Net Premium Payments submitted with the application for reinstatement. The effective date of a reinstated Policy is the Monthly Anniversary Date that falls on, or next follows, the later of the date that the application for reinstatement is approved or when all requirements are received at the Administrative Office.

F.    Loans
At any time while your Policy is in force, the Owner may, by Written Notice, borrow money from Us using the Policy as the sole security for the loan provided that (a) a written loan agreement is signed by the Owner and any irrevocable beneficiary, and (b) the Owner makes a satisfactory assignment of the Policy to the Company.

TRANSFERS

See the transfers-related subsections under the “Investment Options” section of the prospectus.

Transfer Rules
A transfer is considered any single request to move assets between one or more portfolios. Subject to restrictions during the “Cancellation Period”, you may transfer Policy Value from one Subaccount to another, from the Subaccounts to the Symetra Fixed Account, or from the Symetra Fixed Account to any Subaccount. Any transfers in excess of twenty-four in the same Policy Year may be charged an amount not to exceed $25.00 per transfer. We must receive notice of the transfer by Written Notice, or any other methods authorized by us. Symetra currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may at any time revoke or modify the transfer rules, including the minimum amount transferable.

See also the transfer-related subsections under the “Investment Options” section of the prospectus.

REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. Withdrawals
After the first Policy Year, you may withdraw part of the Policy value by writing to us. There is no minimum withdrawal amount and the maximum withdrawal amount is the Net Surrender Value less three months deductions. Withdrawals are deducted from the Subaccounts and the Symetra Fixed Account and are taken in the same proportion as monthly deductions. Once we receive your request in good order, withdrawals from the portfolios will be effective as of the next close of the NYSE.

B. Full Surrender
While the Insured is alive, you may terminate the Policy for its Net Surrender Value by writing to us. Following a full surrender, all your rights under the Policy end, and the Policy may not be reinstated.

Surrender Charge. There is a surrender charge on this Policy.

C. Death Benefit Claims
See the sections titled “Death Benefit” and “Payments We Make” in the prospectus.

D. Decreasing the Specified Amount
After your first Policy Anniversary, and the Policy is in force prior to the Maturity Date, the Owner may by Written Request, decrease the Specified Amount. The decrease in Specified Amount must not be more than the amount that would decrease the total Specified Amount below the Minimum Specified Amount shown on the Policy Specification Page. Specified Amount will not be decreased where, to do so, would cause Net Surrender Value to fall below zero. Similarly, no decrease in Specified Amount is permitted during the Grace Period. Any decrease becomes effective on the Monthly Anniversary Day on or next following the date that the Company approves the request for the decrease.
We reserve the right to limit decreases in Specified Amount to one per Policy Year.